Exhibit 99.3

Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-264007 and No. 333-258690) of ironSource Ltd. of our reports dated February 22, 2022 with respect to the consolidated financial statements of Unity Software Inc., and the effectiveness of internal control over financial reporting of Unity Software Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission, which is incorporated by reference in this Report on Form 6-K.

/s/ Ernst & Young LLP

San Jose, California

September 8, 2022